[Company Letterhead]

November 4, 2015

Brad Skinner

Senior Assistant Chief Accountant

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	W&T Offshore, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 6, 2015

Response Letter Dated September 4, 2015

File No. 1-32414

Ladies and Gentlemen:

Set forth below are the responses of W&T Offshore, Inc. (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 14, 2015, with respect to Form 10-K for the Fiscal Year Ended December 31, 2014, File No. 1-32414, filed with the Commission on March 6, 2015 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K for the Fiscal Year Ended December 31, 2014 unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis

Overview, page 51

1.	We note your response to prior comment 1, explaining various unknown factors that you determined did not provide a reasonable basis to quantify reasonably possible impacts of future period ceiling test impairments and proved reserve estimates attributable to lower pricing that would be meaningful to investors.

We continue to believe that, given the manner by which the ceiling test is performed under the full cost method, there would be a reasonable basis to quantify reasonably possible near-term ceiling test impairments attributable to lower pricing. Similarly, as commodity pricing is integral to the estimation of oil and gas reserves, there would be a reasonable basis to quantify reasonably possible near-term changes to reserves and development plans.

Securities and Exchange Commission

November 4, 2015

For example, when preparing your Form 10-Q for the third quarter of 2015, the additional history of market prices after September 2015 would appear to provide a reasonable basis to quantify the reasonably possible impact of impairment for the fourth quarter of 2015. To the extent that these prices result in the expectation of future impairment charges, disclose the quantified reasonably possible impact of such charges.

Additionally, if you deferred or rescheduled development of oil and gas reserves to future years based on an expectation of higher prices, rather than to derecognize reserves based on current prices, quantify the reasonably possible change to reserves if the higher prices are not attained.

RESPONSE:

We acknowledge the Staff’s comment requiring additional disclosure regarding the impact of the reasonably possible near-term ceiling test impairments and reserve changes. As the Staff is aware, reserves and their estimated discounted value can be impacted by changes in lease operating costs, future development costs, production, exploration and development activities and numerous other factors. We propose to include disclosure in our Quarterly Report on Form 10-Q for the third quarter of 2015 similar to that provided by other full cost reporting companies responding to similar comments on impairment this year regarding the potential increases in impairments, and we propose to expand such disclosure to speak to potential decreases in reserve volumes at assumed pricing levels. Accordingly, we have furnished the Staff supplementally with a draft of our proposed disclosure for our upcoming Form 10-Q for the quarter ended September 30, 2015, which disclosure we believe is appropriately responsive to the Staff’s comment regarding quantification of reasonably possible impacts of continued low commodity price levels.

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Securities and Exchange Commission

November 4, 2015

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact James M. Prince of Vinson & Elkins L.L.P. at (713) 758-3710.

Very truly yours,

W&T Offshore, Inc.

By:	/s/ John D. Gibbons
Name:	John D. Gibbons
Title:	Chief Financial Officer

Enclosures

cc:	Thomas F. Getten (W&T Offshore, Inc.)